Western Copper and Gold Announces AGM Results and Provides Update on Progress at Casino

VANCOUVER, BC -- (Marketwired - June 25, 2015) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN) is pleased to announce the voting results from the Company's Annual General Meeting ("AGM") held in Vancouver, British Columbia on June 24, 2015.

ANNUAL GENERAL MEETING

A total of 32,825,729 common shares were represented at the AGM, representing 34.85% of the votes attached to all outstanding common shares as at the record date. All of the matters submitted to the shareholders for approval as set out in the Company's notice of meeting and information circular, both dated May 11, 2015, were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at five (5) and elected all incumbent directors. The details of the voting results for the election are set out below:

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    Director       Votes For        % For      Votes Withheld   % Withheld
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Dale Corman       22,685,496        99.30%         159,995         0.70%
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Robert Gayton     22,678,986        99.27%         166,505         0.73%
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Archie Lang       22,703,494        99.38%         141,997         0.62%
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David Williams    22,640,161        99.10%         205,330         0.90%
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Klaus Zeitler     22,391,091        98.01%         454,400         1.99%
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Shareholders also approved the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at the remuneration to be set by the directors, and the ratification of the Company's Stock Option Plan.

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml), and on the Company's website.

CASINO PROJECT UPDATE

Western continues to work with stakeholders and assessment bodies to advance the Casino Project through the permitting process. The Company is currently addressing matters contained in the most recent information request received from the Yukon Environmental and Socio-economic Assessment Board ("YESAB") on May 15, 2015. In this regard, Western is in continuous dialogue with YESAB and other regulatory agencies.

Western is advancing a number of engineering aspects of the project as well as actively pursuing options for project financing.

CHAIRMAN'S MESSAGE

Dale Corman, Western's Chairman and Chief Executive Officer, provided a brief project update and commodity market commentary at the AGM:

"The negative sentiment in the commodity markets continued in 2014, driving down commodity prices. Despite this negative trend, commodity experts are almost universally of the opinion that copper supply will significantly lag demand in 2016 as a result of underinvestment in new mines. It will take a decade, tens of billions of dollars of investment, and much higher copper prices for supply to catch up with demand. As the world's copper supply dwindles, Casino's value will only increase.

We are grateful for the continued support of our shareholders, employees, the valued communities surrounding Casino, and the Yukon and First Nation governments. We would not be able to make the progress we are making without the backing of all of these groups."

Mr. Corman's thoughts are further detailed in his Letter to Shareholders, which is available at www.westerncopperandgold.com/events/agm-2015.

CASINO MINING CORPORATION WEBSITE

Casino Mining Corporation ("Casino Mining"), a wholly owned subsidiary of Western, is solely committed to the advancement of its world-class copper and gold project. Casino Mining has an informative website dedicated to keeping their local communities and the general public updated with current information about the Casino Project including community events, project updates, recent news, and more. Visit www.casinomining.com and sign up to the mailing list to stay on top of the latest Casino news.

On behalf of the board,

"Dale Corman"

Dale Corman

Chairman & Chief Executive Officer

For more information, please contact Paul West-Sells, President & COO or Chris Donaldson, Manager, Corporate Development at 604.684.9497, or by email at info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations and market conditions in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding anticipated results or market conditions. Readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); market value of the Company's common shares; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates; exploration results; continued availability of capital and financing; construction and operations; the Company not experiencing unforeseen delays, unexpected geological or other effects; permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposit; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

For more information please contact
Paul West-Sells
President & COO

or

Chris Donaldson
Corporate Development and Investor Relations
(T) 604.684.9497
(E) info@westerncopperandgold.com